December 6, 2016

VIA EDGAR AND HAND DELIVERY

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Everett SpinCo, Inc.

Registration Statement on Form S-4

Filed November 2, 2016

File No. 333-214393

Registration Statement on Form 10

Filed November 2, 2016

File No. 000-55712

Dear Ms. Mills-Apenteng:

On behalf of Everett SpinCo, Inc. (the “Company”), this letter responds to your letter, dated November 29, 2016 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”) and the above-referenced Registration Statement on Form 10 (the “Form 10,” and collectively with the S-4, the “Registration Statements”), each filed on November 2, 2016. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised proxy statement/prospectus-information statement included in Amendment No. 1 to the S-4 and Amendment No. 1 to the Form 10, which are being filed today by electronic submission. We will also provide you with marked copies of such amendments to expedite your review.

Registration Statement on Form S-4

General

1.	You mention in your Summary on page 15 that the transactions described will be effected through a Reverse Morris Trust Transaction. In your “Questions and Answers About the Transaction” or elsewhere as appropriate, please explain the term, describe the tax consequences, and identify other key aspects of these types of transactions.

Answer: The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

2.	Please provide us with copies of all materials prepared by RBC Capital Market, LLC for use by the Board of Directors of CSC, including copies of board books and all transcripts, summaries, and similar material.

Answer: The presentation materials prepared by RBC Capital Markets, LLC (“RBC Capital Markets”) in connection with its opinion, dated May 23, 2016, to the CSC Board of Directors summarized under the caption “Opinion of CSC’s Financial Advisor” are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for RBC Capital Markets has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Helpful Information, page 1

3.	We note that you include a glossary of defined terms at the beginning of the prospectus. Please briefly explain each defined term when first used and relocate the glossary so that it appears in a portion of your document that is not subject to the plain-English principles of Securities Act Rule 421(d).

Answer: In response to the Staff’s comment, the Company has relocated the glossary to a new Annex B and has revised the prospectus throughout to explain each defined term when first used.

Summary, page 14

4.	Consistent with your disclosure on page 140, please disclose in your Summary or elsewhere in the forepart of your document as appropriate, that Everett consists of the Enterprise Services segment of HPE excluding both the Mphasis Limited reporting unit and the Communications and Media Solutions product group.

Answer: The Company has revised the disclosure on pages 11 and 136 in response to the Staff’s comment

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Termination Fees, page 26

5.	It is unclear from the use of the language “[i]n addition” in the first paragraph of this section whether the $160 million termination fee could be payable in combination with the $275 Alternative Termination Fee. Please clarify for consistency with the disclosure throughout your document.

Answer: The Company has revised the disclosure on pages 22–23 in response to the Staff’s comment.

Background of the Merger, page 68

6.	Please significantly revise your disclosure throughout this section to include a materially complete description of the negotiations relating to the material terms of the transaction. Your expanded discussion should address the material terms of the transaction including the structure of the business combination, the management and board membership following the business combination and any changes to these and other key negotiated terms. Your revised disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved during the course of your discussions.

Answer: The Company has revised the disclosure on pages 65–68 in response to the Staff’s comment.

7.	You disclose in the first paragraph that the discussions between HPE and CSC were abandoned in April 2015 for “various reasons.” Please disclose the reasons and explain why discussions were initiated in January 2016.

Answer: The Company has revised the disclosure on page 65 in response to the Staff’s comment.

8.	Please discuss in greater detail the “variety of financial and strategic alternatives and opportunities” that each of the boards of CSC and HPE considered during calendar year 2016.

Answer: The Company has revised the disclosure on page 65–68 in response to the Staff’s comment.

9.	Please disclose the nature of the discussions that took place on March 29, 2016.

Answer: The Company has revised the disclosure on page 66 in response to the Staff’s comment.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

10.	Please expand your disclosure to address when the parties discussed and determined that the Reverse Morris Trust was the preferred structure for the transaction. Include the reasons for this determination.

Answer: The Company has revised the disclosure on page 67 in response to the Staff’s comment.

11.	Refer to the last two paragraphs in this section. Please disclose separately the nature of the material matters discussed at each meeting.

Answer: The Company has revised the disclosure on pages 66–68 in response to the Staff’s comment.

Debt Financing, page 122

12.	Please update your disclosures to describe the terms of the Term Facility and the Notes, once finalized, including the specific financial covenants that are required to be met and the interest rates.

Answer: The Company has revised its disclosure on pages 121–122 to include the expected terms of the Term Facility. The Company confirms that it will provide the requested disclosure regarding the final terms of the Notes in a subsequent amendment to the Registration Statements as the Term Facility is finalized, once that information becomes available.

13.	We note your disclosure that a portion of the Notes may be issued for cash proceeds and used to pay a portion of the Everett Payment to HPE in the event the Term Facility is insufficient to fund the full amount of the Everett Payment to HPE. Please clarify the dollar amount of the total debt proceeds that will be used to pay the Everett Payment to HPE, whether you will retain the remaining cash proceeds, and the expected use of these cash proceeds.

Answer: The Company has revised its disclosure on page 122 to remove this statement in response to the Staff’s comment. The Company expects that total debt proceeds of $1.5 billion will be used to pay the Everett Payment to HPE. Amounts available under the Term Facility are expected to be sufficient to pay the full amount of the Everett Payment. In the unlikely event that is not the case, Everett may adjust the amount of the Notes to compensate for any such shortfall. Everett does not currently anticipate that borrowings under the Term Facility and the Notes will result in remaining cash proceeds. If these expectations change, the Company will update its disclosure in a subsequent set of amendments to the Registration Statements.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Information about CSC

The Combined Company’s Liquidity and Capital Resources After Consummation of the Merger and Other Transactions, page 128

14.	Please expand to explain how you calculated the $1.0 billion post-close and $1.5 billion run rate in the second paragraph on page 129.

Answer: The Company has revised the disclosure on page 129 in response to the Staff’s comment.

Directors and Executive Officers of Everett After the Merger, page 133

15.	Please disclose when you expect to designate and appoint individuals to the Everett Board of Directors and how you intend to make the “details regarding these individuals” available. Provide similar information for your executive officers.

Answer: The Company has revised the disclosure on page 134 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Financial Statements as of and for the Three Months Ended July 1, 2016 and for the Twelve Months Ended April 1, 2016,, page 164

16.	We note your disclosure on page 165 that the pro forma financial statements do not reflect the costs of integration activities or benefits that may result from realization of previously announced anticipated first year synergies of approximately $1.0 billion post-close. Please disclose the estimated transition and integration costs that will be incurred in connection with the realization of the $1 billion synergies.

Answer: The Company has revised the disclosure on pages 166–167 in response to the Staff’s comment.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 7: Reclassifications, page 176

17.	Please clarify the nature of the depreciation and amortization reclassified out of Cost of services and Selling, general and administrative and into depreciation and amortization and why such reclassification is appropriate.

Answer: CSC presents depreciation and amortization as a separate line item on its Statement of Operations, as further discussed below. Since CSC is the accounting acquirer, this reclassification is required to conform Everett’s accounting presentation to CSC’s presentation for pro forma purposes. Everett historically included depreciation and amortization within Cost of revenue and Selling, general and administrative; therefore, these amounts were reclassified out of Cost of revenue and Selling, general and administrative, respectively, and into Depreciation and amortization for accounting presentation conformity purposes in the Unaudited Pro Forma Condensed Combined Statements of Operations.

CSC presents results of operations in a single-step income statement and does not report gross margins (i.e., revenues less cost of services) nor make reference to gross margins in its MD&A or other disclosures. CSC has informed the Company that its business is also not managed based on gross margins. As such, the Cost of services and Selling, general and administrative line items do not individually impact a reported operating earnings figure.

Staff Accounting Bulletin (SAB) Topic 11B indicates that if depreciation, depletion and amortization are not included in cost of services, but are reported as a separate line items, that this should be parenthetically disclosed on the face of the Statement of Operations. CSC has informed the Company that it does not interpret the guidance in Topic 11B to require the inclusion of depreciation and amortization in cost of services on the face of the Statement of Operations. In accordance with this guidance and in response to the Staff’s comment, the Company has revised its disclosure on pages 169 and 170 to include “(excludes depreciation and amortization shown separately below)” next to both Cost of services and Selling, general and administrative on the Unaudited Pro Forma Condensed Combined Statements of Operations.

Note 8: Pro Forma Balance Sheet Adjustments, page 177

18.	Based on your disclosures on pages 2 and 3, it appears that the Everett Payment to HPE will be $1.5 billion. However, based on the disclosures in Note N it appears that the entire amount of the new debt of $3.1 million is reflected as a reduction in the Net Parent Investment in the Pro Forma financial statements. Please clarify how the new debt issuances and the Everett Payment to HPE have been reflected in your Pro Forma financial statements, including the impact on your cash balances. Please clarify your disclosures accordingly.

Answer: Everett plans to incur new indebtedness in an aggregate principal amount of approximately $3.0 billion, which is expected to consist of a $1.5 billion Term Facility and $1.5 billion of Notes issued by Everett that will be offered by HPE to its debt holders in exchange for a comparable amount of debt issued by HPE. The Everett Payment of $1.5 billion of cash to HPE, from the proceeds of the Term

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Facility, is reflected as a reduction of Parent Company Investment as this represents a dividend from Everett to HPE. The debt for debt exchange represents a reduction in Everett Parent Company Investment through the push down of debt into Everett. Everett will not retain any cash proceeds from the Term Facility nor are there expected to be any cash proceeds from the debt for debt exchange. The Company has revised its disclosure on page 181 to present the cash proceeds from the Term Facility and the Everett Payment as separate components of the total pro forma adjustment to Cash and cash equivalents.

Non-GAAP Measures, page 184

19.	We note that you have included consolidated segment adjusted operating income as a non-GAAP measure. Clarify why it is appropriate to exclude CSC’s corporate G&A from this non-GAAP measure. See Questions 100.01 and 104.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Further, it does not appear that there is a similar adjustment made to Everett’s performance measure. Clarify how this results in a consistent pro forma presentation.

Answer: The Company acknowledges the Staff’s comment and is familiar with the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. CSC has informed the Company that CSC presents consolidated segment adjusted operating income, exclusive of Corporate G&A, to provide investors with meaningful supplemental financial information. CSC believes that adjusting for Corporate G&A, which is largely associated with centrally managed overhead and shared-services functions which are not controlled by segment level leadership nor directly related to its core business operations, provides investors with additional measures to evaluate the financial performance of its core business operations on a more comparable basis. This measure allows investors to use the same measure that CSC management uses to evaluate its segments’ performance on a consolidated basis. CSC believes the non-GAAP measures provided are also considered important measures by financial analysts covering CSC.

Everett’s performance measure was not adjusted because there were no distinct identifiable corporate G&A costs associated with the Everett carve-out financial statements. Any corporate G&A costs in the Everett financial statements were considered non-recurring overhead and are presented within certain overhead costs.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

The Company has revised the disclosure on pages 189 and 190 in response to the Staff’s comment to include a description of consolidated segment adjusted operating income and the reasons CSC management believes it provides meaningful supplemental information to investors and management.

20.	We also note that you have excluded overhead costs from non-GAAP net income from continuing operations. Clarify why this is appropriate considering the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Answer: The Company considered the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations for excluding overhead costs from non-GAAP net income from continuing operations. CSC has informed the Company that CSC management believes it is appropriate to exclude these overhead costs because they are not expected to occur in the future and their exclusion provides supplemental disclosure to investors of the combined company’s results. The excluded costs are related to CSC’s separation of NPS which were historically allocated to NPS but not included in discontinued operations due to presentation requirements in ASC 205 - Presentation of Financial Statements, and certain HPE costs associated with central management functions and corporate driven expense which were allocated to Everett and are not expected to occur in the future.

21.	Please revise your presentation to begin your reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Answer: In response to the Staff’s comment, the Company has revised the disclosure on pages 191–192 to begin the reconciliation with GAAP results rather than non-GAAP results.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Financial Statements

The Enterprise Services Business of Hewlett Packard Enterprise Company Combined Financial Statements as of July 31, 2016 and October 31, 2015 and for the Nine Months Ended July 31, 2016 and 2015

Notes to Combined Financial Statements

Note 3: Restructuring, page F-69

22.	We note your disclosure that as of July 31, 2016, you expect to incur aggregate pre-tax charges through 2018 of approximately $2.0 billion relating to your Fiscal 2015 Restructuring Plan. However we note the disclosure on page 18 of Hewlett Packard Enterprise Inc.’s Form 10-Q for the quarterly period ended July 31, 2016 that you expect to incur aggregate pre-tax charges through fiscal 2018 of approximately $2.6 billion in connection with the 2015 Plan. Further, these workforce reductions are primarily associated with your Enterprise Services segment. Please clarify this difference.

Answer: Everett SpinCo, Inc. expects to incur aggregate pre-tax charges through 2018 of approximately $2.0 billion relating to the Fiscal 2015 Restructuring Plan. As discussed in Comment 4 above, Everett consists of the Enterprise Services segment of HPE excluding both the Mphasis Limited reporting unit, which has been divested by HPE effective September 1, 2016, and the Communications and Media Solutions product group, which expects to incur an immaterial amount of pre-tax charges through 2018 relating to the Fiscal 2015 Restructuring Plan. Accordingly, Everett’s expected aggregate pre-tax charges through 2018 under the Fiscal 2015 Restructuring Plan closely approximate the expected amount for the entire Enterprise Services segment. The remaining $600 million of expected aggregate pre-tax charges relating to the Fiscal 2015 Restructuring Plan will be incurred by other HPE business segments and HPE’s corporate segment.

Exhibit Index

23.	Please file forms of the information technology services agreement and the vendor agreements or advise. We note your disclosure on page 127.

Answer: The Company respectfully advises the Staff that the Company undertakes to file these exhibits sufficiently in advance of effectiveness of the S-4 to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Registration Statement on Form 10

General

24.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Answer: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that its Registration Statement on Form 10 will be deemed effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that the Company will consider withdrawing and refiling its Registration Statement on Form 10 if the review process has not been completed prior to that date.

25.	Please confirm that you will amend the registration statement, as appropriate, to reflect the responses to our comments on your registration statement on Form S-4.

Answer: The Company respectfully acknowledges the Staff’s comment and has amended the Form 10 to reflect its responses to the Staff’s comments on the S-4.

Exhibit Index, page 8

26.	According to your disclosure, you omitted schedules from exhibits 2.5, 2.6, and 2.9. Please file a list briefly identifying the contents of all omitted schedules or similar supplements as required by Item 601(b)(2) of Regulation S-K.

Answer: The Company respectfully acknowledges the Staff’s comment and has revised the relevant footnote to the exhibit list to include a list briefly identifying these omitted schedules and exhibits.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

December 6, 2016

Very truly yours,

/s/ Andrew L. Fabens
Andrew L. Fabens

cc:	Gabriel Eckstein, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Laura Veator, Securities and Exchange Commission

Rishi Varma, Everett SpinCo, Inc.

A. Peter Harwich, Allen & Overy LLP